1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

March 9, 2016

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Barbara C. Jacobs, Assistant Director

RE:	Fig Publishing, Inc.
Offering Statement on Form 1-A
Filed December 21, 2015
File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated January 17, 2016, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Offering Statement on Form 1-A filed December 21, 2015 (the “Original Submission”). Amendment No. 1 to the Original Submission (the “Amended Submission”), reflecting all changes to the Original Submission, is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type, below, and have followed each comment with the Company’s response.

General

1.	You state that your securities are designed to give investors a mechanism for investing separately in each individual game you license. You also state that you wish to give investors the “opportunity to invest in particular games.” Yet we note your disclosure on page 5 that your subsidiary will not have an interest in the developer, the game, intellectual property of the game, and downloadable content. Please advise why you believe that it is appropriate to characterize your Game Shares as providing a mechanism for investing in each game when the underlying video game or its associated intellectual property will be owned by neither investors, nor you, nor your subsidiaries. Additionally, it appears that your disclosure should be revised throughout the document to clarify that, subject to dividend payment provisions, the Game Shares are intended to track an interest in a potential future revenue stream tied to a limited license entered into between a game developer and your subsidiary.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended Submission to clarify that, subject to dividend payment provisions, the Game Shares track an interest in potential future sales receipts arising under a publishing license for a particular game, which license has been entered into between the developer of the game and a subsidiary of the Company. See the Amended Submission at pages 1, 2, 6, 22, 33-34, 43, and 50.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 2 of 16

2.	As investors are dependent on Double Fine Productions for a potential return on their investment and proceeds from the sale of the Grasslands Game Shares will fund development of the game, please provide an analysis as to why the game developer is not offering and selling securities to investors in the form of an investment contract.

Response to Comment # 2:

The Company respectfully submits that securities in the game developer are not being offered and sold to investors in the form of an investment contract, because:

A.	Investors are only partially dependent on Double Fine for a potential return on their investment and are also dependent on the Company’s publishing efforts.

As clarified in the Amended Submission at pages 2, 34 and 38, investors’ return on their investment depends on Double Fine’s efforts to develop the game and on the Company’s efforts to publish the game, including such post-development efforts as social media marketing, paid advertising campaigns, design of creative assets, digital public relations, influencer outreach, community marketing, securing distribution channels for the game on the game-playing platforms which have been licensed to us, and negotiating and monitoring agreements with third party distributors to distribute, deliver, transmit, stream, resale, wholesale or otherwise exploit the licensed game.

In a few instances where the facts have been arguably less supportive of a finding that the publisher party in a publisher-creator relationship was the securities issuer, rather than the creative party, the Commission has granted effectiveness, and the Staff has granted no-action relief:

●	On June 22, 2015, Fantex, Inc. (“Fantex”) was granted effectiveness on its amended registration statement on Form S-1 (Registration No. 333-203457) for its initial public offering of Fantex Series Jack Mewhort Convertible Tracking Stock. This was a tracking stock issued by Fantex to track and reflect the economic performance of a brand contract entered into between Fantex and professional football player Jack Mewhort. The disclosure on the cover of the associated final prospectus, filed June 19, 2015, made clear that “holders of shares of any of our tracking stocks will have no direct investment in the associated brand, brand contract or individual” and “Jack Mewhort and his affiliated persons are, and we expect they will continue to be, individuals and legal entities that are separate and independent from us, with separate ownership, management and operations.” Since April 2014, Fantex has issued many series of Convertible Tracking Stock, each intended to track and reflect the economic performance of a brand contract between Fantex and a different professional football player. See, e.g., https://fantex.com/explore.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 3 of 16

The disclosure in the final prospectus for the Series Jack Mewhort Convertible Tracking Stock regarding Fantex’s contribution to the Fantex- Jack Mewhort relationship stated that Fantex would provide “services intended to help optimize the reach of the brand” and other services, as described in the final prospectus on page 4 under the “Evaluation, Acquisition and Enhancement of Brands”. The prospectus further states on page 5 that in respect of each of its brand contracts, “we have no contractual obligation to the contract party to engage in any of these activities that may enhance the value of our brands, and the contract party has no contractual obligation to act on any advice that we may provide”.

In the case of each of the Fantex Convertible Tracking Stock series, the Company believes it is likely that investors are much more dependent on the associated creative party, an individual professional sportsman, for a potential return on their investment, than investors in the Company’s Grasslands Game Shares would be dependent on Double Fine for a potential return on their investment.

●	In addition, the Staff has granted, to limited partnerships formed for the purpose of entering into joint venture agreements with Hollywood film studios to produce, own interests in and distribute films, no-action relief from registration under the Investment Company Act of 1940, based on the analysis that these limited partnerships were contributing sufficiently to the overall efforts of the joint venture. In SLM Entertainment, Ltd. (Oct. 15, 1981), these contributions included: providing a substantial amount of cash; covering a substantial amount of “negative costs”; in regard to film production, having one seat on a three-person production committee controlled by the film studio; and in regard to film distribution, being one member of a two-person group entitled to consult with the distributor, which would be the film studio itself. In Delphi Film Associates (Mar. 29, 1982), these contributions included: providing a substantial amount of cash; in regard to film production, having two seats on a five-person production board controlled by the film studio, with such board being responsible only for “supervising” production activities undertaken by the film studio in the first instance; and in regard to film distribution, having the right to consult, through the joint venture, with the distributor, which would be the film studio itself; although the limited partnership was given effective control over allocating certain joint venture advertising expenditures among the advertising programs planned by the distributor for each of the films; and preparing financial statements, hiring auditors and counsel and undertaking other “operations” matters. In each instance, investors in the limited partnership issuer were much more dependent on the associated film studio for a potential return on their investment than investors in the Company’s Grasslands Game Shares would be on Double Fine.

In the case of each of SLM and Delphi, the Company believes it is likely that investors were much more dependent on the associated creative party for a potential return on their investment, than investors in the Company’s Game Shares would be dependent on Double Fine for a potential return on their investment.

B.	Proceeds from the sale of Grasslands Game Shares will not only fund development of the game but also fund the Company, including publishing efforts in respect of the game.

As clarified in the Amended Submission at pages 3, 5, 7, 10, 30, 39-40, 44-46, 55 and 59, proceeds from the sale of the Grasslands Game Shares will not only fund development of the game but also fund the Company, including its publishing efforts in respect of the game. Specifically, 97.5% of the proceeds of the sale of the Grasslands Game Shares will be paid to the developer under the license agreement, with the remaining portion of the proceeds being retained by the Company in order to provide it with funds to cover operating expenses, the costs of offering the Grasslands Game Shares and the costs of any initial marketing of the game, once the game is ready for marketing but before it is generating material sales receipts.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 4 of 16

The Company intends that the parties to the Grasslands License Agreement (filed as Exhibit 6.2 to the Original Submission) will enter into a revised version of the Agreement that reflects this change, to be filed as a revised exhibit, once the Company has substantially cleared comments with the Staff and is aware of all the issues that may need to be addressed in the revised Agreement.

C.	There is no other reason for disregarding the form and substance of the publisher-creator relationship that exists between the Company and Double Fine.

Under the Grasslands License Agreement between the Company’s wholly owned subsidiary and Double Fine, the Company1 helps finance the development of the game in exchange for being paid royalties based on revenues earned once the game is developed and sold. Such an arrangement is common in the video game industry. See David Greenspan, “Mastering the Game – Business and Legal Issues for Video Developers”, World Intellectual Property Organization (http://www.wipo.int/edocs/pubdocs/en/copyright/959/wipo_pub_959.pdf) at page 37 (describing the second of the four “most common scenarios” in video game publishing as one in which “The publisher pays for the development of a game based on a concept created by a third party developer and pays royalties based on revenue earned, but does not own the copyright.”). Such an arrangement has also been common for years in the book publishing industry, in instances where the publisher pays a writer an advance while the writer is writing the book, and then the publisher and the writer share revenues once the finished book is published.

The Company believes that, because the parties to the license agreement are independent entities making separate and substantial contributions to the goal of developing and publishing a new video game, securities issued by the Company should not be re-characterized as securities that might be issued by the developer. For example:

Limited Delegation of Powers to the Venture by Each Party

●	The Company has the power to contract with distributors to distribute the game on the technological platforms licensed to the Company.

●	Double Fine has reserved the right to license publishing rights to co-publishers on the same platforms licensed to the Company, although the Company and Double Fine have agreed methods by which the Company will effectively be credited with the revenues from sales made by such co-publishers (including Double Fine as a co-publisher), so that holders of Grasslands Game Shares will not be disadvantaged in the apportionment of revenue between the Company and Double Fine should material co-publishing arrangements arise and multiply.

1 The signatory to the license agreement on behalf of the Company side is a wholly owned subsidiary of the Company. Nevertheless, because the Company intends to direct the exercise of Company-side rights and powers, and the performance of Company-side obligations, under the agreement, we refer to these rights, powers and obligations as belonging to the Company.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 5 of 16

Capacity to Exercise Powers

●	The Company’s executives, Justin Bailey and Jonathan Chan, have extensive experience with the development and publishing of video games, and so will be able to meaningfully exercise all of the rights and powers of the Company under the license agreement. See the Amended Submission at pages 60 and 61 (Justin Bailey’s bio and Jonathan Chan’s bio).

Independence from and Rights against Co-Venturer

●	Double Fine must consult with the Company on certain decisions to be made by Double Fine in respect of the development of the game, during the initial development of the game and, following the commercial release of the game, if and when the game is further developed, including the choices of technology platforms and devices for which the game should be developed and languages in which the game should be localized.

●	The Company has the right to develop marketing and promotional materials using specified Double Fine-owned brand elements, and will own all the intellectual property rights in such materials subject to such rights of use.

●	Double Fine must obtain the Company’s consent before it can grant any lien or encumbrance over or security interest in, or otherwise sell, transfer, bequeath, quitclaim or assign, its intellectual property rights in the game.

●	Each party may examine the books and records of the other as they relate to co-publishing the game.

●	The Company has the right to request, at any time, that Double Fine provide the then-current build of the game for the licensed platforms, in both object code and source code formats, no later than thirty days from the date of each such request, so that the Company can monitor the development of the game in close-to real time.

3.	Your disclosure on page 39 states that prior to entering into a license agreement, you conduct a detailed evaluation of the developer, and that, among other factors, you focus on: experience of the developer and talents of the developer’s team; the developer’s track record for the delivery of games on time and within budget; and historical sales performance of the developer’s games. Since the economic performance of the games is materially dependent upon the development and publishing by Double Fine Productions, whose efforts will be funded from proceeds of this offering, information about Double Fine Productions’ prior experience appears to be material to investors. While you provide general information regarding Double Fine Production’s history and business on page 58, please revise to include more detailed discussion of its experience and prior performance. For example, please consider providing the following disclosure regarding its experience for the prior three years on similar projects:

●	The number of video games that Double Fine Productions has undertaken and the number of which were ultimately published;

●	The number of video game developers currently employed;

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 6 of 16

●	Double Fine Productions’ track record of publishing games on time and within budget;

●	The economic performance of games published by Double Fine Productions during the prior three years relative to their development cost;

●	The type and scale of the projects undertaken; and

●	The number of video games currently under development.

Response to Comment # 3:

In response to this comment, the Company has amended its disclosure in regard to Double Fine as a developer. Please see pages 56-57 of the Amended Submission.

4.	An investor’s return is materially dependent upon the successful development of the Grasslands video game by Double Fine Productions, Inc. Please tell us what consideration you gave to including audited financial statements for Double Fine Productions. In this regard, those financial statements would provide investors with material information to assess the financial ability of Double Fine Productions to undertake software development of Grasslands.

Response to Comment # 4:

Although an investor’s return is, in part, materially dependent upon the successful development of the Grasslands video game by Double Fine, the Company does not believe that the provision of audited financial statements of Double Fine would provide information as to Double Fine’s ability to develop the game successfully that is materially additive to the information the Company has already provided in respect of Double Fine’s abilities as a developer, including the additional information the Company had added in response to Comment # 3. Please see pages 56-57 of the Amended Submission. In addition, because the Grasslands Game Shares are the Company’s securities rather than Double Fine’s, to include audited financial statements of Double Fine might actually create unnecessary confusion as to identity of the issuer of the Grasslands Game Shares.

Notwithstanding the foregoing, we have received Double Fine’s consent to provide the Staff with certain financial information relating to Double Fine’s ability to undertake the development of the Grasslands game, which information we are providing to the Staff under separate cover pursuant to Rule 418 under the Securities Act of 1933.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 7 of 16

5.	You indicate that you expect to offer and sell securities pursuant to Rule 506 of Regulation D in support of the development of particular games that may run concurrently with this offering. Please provide us with your analysis as to why any such offering should not be integrated with this offering. Refer to Rule 251(c) of Regulation A.

Response to Comment # 5:

Rule 251(c) of Regulation A sets forth certain safe harbors pursuant to which Regulation A offerings and other offerings will not be integrated, including a safe harbor for “prior” offers or sales in Rule 251(c)(1), and safe harbors for certain specified “subsequent” offers or sales in Rule 251(c)(2). In addition, the Note to paragraph (c) of Rule 251 states that whether other subsequent offers and sales would be integrated with a Regulation A offering would depend on “the particular facts and circumstances”.

In the matter at hand, the Company believes that the relevant other offering – an offering of Grasslands Game Shares under Rule 506(c) – can properly be viewed as a “prior” offer and sale, and so protected from integration by the safe harbor of Rule 251(c)(1), and in addition as an offer and sale that, on the particular facts and circumstances, should not be integrated with the Regulation A offering.

The offering of Grasslands Game Shares under Rule 506(c) of Regulation D, the testing the waters for the offering of Grasslands Game Shares under Regulation A, and the rewards crowdfunding campaign for the Grasslands game all began on December 3, 2015, when Fig.co first published its web pages relating to Psychonauts 2. The Psychonauts 2 landing web page on Fig.co provided details of the rewards crowdfunding campaign and a button that could be clicked by those who were “interested in investing”. Viewers who clicked on the button were brought to a web page that is copied over on the first 8 pages of Exhibit 13.1 to the Original Submission. At the bottom of that web page, under the heading “BECOME AN INVESTOR”, there were two sub-headings, “UNACCREDITED INVESTORS” and “ACCREDITED INVESTORS”. Under the first sub-heading, unaccredited investors could click through on a button labeled “Reserve You Shares Now”, and view screens relating to the Regulation A test-the-waters campaign of Grasslands Game Shares, which screens are copied over on pages 13 and 14 of Exhibit 13.1 to the Original Submission. Under the second sub-heading, accredited investors could click through on a button labeled “Get Started”, and view screens on which they could first confirm their accredited investor status under Regulation D and thereafter view screens through which they could read disclosure and other deal documents and purchase Grasslands Game Shares. At no point on the web pages leading up to the unaccredited and accredited investor buttons were there any references to either a Regulation A offering or a Rule 506(c) offering (except for an “IMPORTANT MESSAGE” legal warning at the bottom of each web page, the contents of which is repeated in Exhibit A to this response letter). Information concerning each separate offering, as well as respective references to Regulation A and Rule 506(c), and respective legends and filtering screens, were all behind either the unaccredited investor button or the accredited investor button, respectively. After December 3, 2015, the Company continued the Rule 506(c) offering, made sales in that offering and filed a Form D in respect of those sales on January 27, 2016. The Company closed the last of those sales on January 29, 2016. As for the Regulation A offering, the Company filed its Form 1-A on December 21, 2015 and Staff review continues. Investors who provided indications of interest for the Regulation A offering know from the screens they viewed (see page 13 of Exhibit 13.1 to the Original Submission) that they will be emailed in the future when “unaccredited investment for Psychonauts 2 launches”.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 8 of 16

Given the foregoing, the Company believes the Rule 506(c) offering can be viewed as having been commenced and closed prior to the Regulation A offering, in that it was commenced and closed prior to qualification of the Regulation A offering and therefore prior to the time any indications of interest under Regulation A could be confirmed by the Company, any investment decision could be made by any Regulation A investor or any Regulation A sale could be made. Communications in respect of a Regulation A offering made before qualification must naturally be deemed offers to the extent necessary to permit enforcement of the antifraud provisions of the federal securities laws, see Rule 255(a). But integration serves different purposes, and it would run counter to the goals of Regulation A if, in liberalizing an issuer’s ability to test the waters, the rules also made test-the-waters periods blackout periods for other forms of securities offerings.

In addition, the Company believes that, in light of the particular facts and circumstances in this matter, the Rule 506(c) offering should not be integrated with the Regulation A offering because Rule 506(c) offering materials were not used to solicit Regulation A indications of interest, and Regulation A offering materials were not used to solicit Rule 506(c) investments. See, e.g., the Commission’s Final Rules Release No. 33-9741 in respect of the 2015 amendments to Regulation A, at 54 (“we believe that an offering made in reliance on Regulation A should not be integrated with another exempt offering made by the issuer, provided that each offering complies with the requirements of the exemption that is being relied upon for the particular offering. For example . . . an issuer conducting a concurrent exempt offering for which general solicitation is permitted, for example, under Rule 506(c), could not include in any such general solicitation an advertisement of the terms of a Regulation A offering, unless that advertisement also included the necessary legends for, and otherwise complied with, Regulation A”).

In light of the foregoing, the Company has amended its disclosure regarding the Rule 506(c) offering to state that Accredited Crowdfunding offerings will be completed and closed “prior to the qualification of” Regulation A Crowdfunding offerings for the same series of Game Shares. See the Amended Submission at pages 1 and 33. The Company has set aside the proceeds of the Rule 506(c) offering of Grasslands Game Shares pending clearance of this comment.

6.	The “Testing the Waters” materials indicate that the investment allows investors to share in the sales of the game “on all platforms.” Similarly on page 6 you state that the game has been licensed “on any and all current and future operating systems on which video games are played, excluding virtual reality platforms.” Yet on page 5, you state that “[t]he rights of the Pub Sub to a particular game will be limited to rights to co-publish the game on particular distribution platforms.” Please advise or revise your disclosure in the offering circular.

Response to Comment # 6:

As stated in the Amended Submission at pages 5, 34, 54 and 55, the Grasslands game has been licensed to the Company on any and all current and future operating systems on which video games are played, excluding virtual reality platforms. In the Amended Submission, there are two references to virtual reality as one of the multiple types of platforms on which the Company may distribute games from time-to-time. In each location, the Company has amended its disclosure to add a cross-reference to the description of the particular platforms licensed to it under the Grasslands License Agreement, which exclude virtual reality platforms. See the Amended Submission at pages 2 and 34.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 9 of 16

The Company acknowledges that, on the Fig.co web page that constituted the portion of the Company’s testing-the-waters material referred to in the comment above, there was an error stating that investors could “share in the sales of this game on all platforms”, when it should have stated that virtual reality platforms are excluded. The Company believes this to have been an immaterial error, because (i) the Grasslands Developer has informed the Company that it does not intend to develop a version of Grasslands for virtual reality platforms, and (ii) references to the exclusion of virtual reality platforms from the licensed platforms appeared in the Original Submission at pages 6, 32, 56 and 57 (and continue to appear in the Amended Submission on pages 5, 34, 54 and 55) and in the Grasslands License Agreement filed as Exhibit 6.2 to the Original Submission. Nevertheless, the Company has had the Fig.co web page corrected to remove the reference to “all platforms”, and has filed a screen shot of this page as corrective testing-the-waters materials in Exhibit 13.2 to the Amended Submission.

7.	The “Testing the Waters” materials refer to deduction estimates in the amount of 2.60% of sales. Yet we are unable to locate any corresponding disclosures in your filing. Please tell us supplementally what costs these deductions relate to and why they are not included in your document.

Response to Comment # 7:

The 2.60% reflects the successive deductions of an estimate of 2.5% of sales for “[c]ertain sales expenses, such as chargebacks or disputed credit card charges and sales taxes, generally expected to be no more than 2.5% of the wholesale price of the game and then the Service Fee (which is 0.1% with respect to the Grasslands Game Shares). See pages 4, 41-42, 44 and 56 of the Amended Submission. As also disclosed on those pages, these two items are successively deducted from Adjusted Gross Receipts to calculate the Developer Royalty.

Cover Page

8.	The table presented on your cover page does not appear to comply with Item 1(e) of Part II of Form 1-A. Since your offering includes a minimum offering amount, it appears that you should include the information contained in the second table of Item 1(e). Additionally, please explain how the offering complies with Exchange Act Rule 10b-9, including with respect to prompt refund of amounts due as required by paragraph (a)(2) of the Rule if the minimum threshold is not met within 12 months after commencing the offering.

Response to Comment # 8:

As calculated by the Company pursuant to the Grasslands License Agreement, the aggregate of (1) proceeds received in the Rewards Crowdfunding campaign, (2) purchase amounts or indications of interest received in the Accredited Crowdfunding campaign and (3) indications of interest received in the Regulation A test-the-waters campaign reached $3.3 million in January 2016. At that point, the Grasslands Developer became obligated to develop and deliver the Grasslands game under the Grasslands License Agreement. See the Amended Submission at page 6. As a result, The Company has removed all references to a minimum amount that must be reached, and there is no minimum offering amount, the receipt of which is a condition to the closing of the offering. Under these circumstances, the Company does not believe there are any remaining issues that it ought to under Item 1(e) of Part II of Form 1-A or under Rule 10b-9.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 10 of 16

Summary, page 1

9.	Revise your summary to refocus it on the offering of Grasslands Game Shares rather than on your offerings of Games Shares more generally.

Response to Comment # 9:

In response to this comment, the Company has revised the summary in the Amended Submission, at pages 1-5.

The Shares

In General, page 3

10.	We note your disclosure on page 5 indicating that the “publisher expenses” you expect to incur will include “expenses of this offering of the related Game Shares.” We also note the language at the outset of the Publisher Expenses Agreement stating that you expect to incur various expenses in connection with publishing Grasslands, including “expenses of the [o]ffering.” Yet elsewhere in the filing, such as on your cover page, you indicate that your parent, Loose Tooth Industries, Inc., will be paying for the offering expenses. To the extent that the fees payable by you to your parent are intended to compensate for offering expenses, it appears that you should revise your disclosure to clarify that costs of the offering will be indirectly borne by you at a later time.

Response to Comment # 10:

In response to this comment, the Company has amended its disclosure to state that 97.5% of the proceeds of the sale of the Grasslands Game Shares will be provided to the developer, with the remaining portion of the proceeds being retained by the Company in order to provide it with funds to cover operating expenses, the costs of offering the Grasslands Game Shares and the costs of any initial marketing of the game, once the game is ready for marketing but before it is generating material sales receipts, and that expenses beyond that amount will be paid by the Company’s parent pursuant to the Master Services Agreement. Please see pages 3, 5, 7, 30, 41, 44 and 52 of the Amended Submission. Under the Master Services Agreement, the Company’s parent will receive remuneration for its services, including the service of covering excess expenses of the Company, by receiving, in the case of the Grasslands game, 0.1% of the cash received by the Grasslands Pub Sub if and when the Grasslands Game is developed and begins to sell, less the sales expenses during any quarterly period. The Service Fee deduction will reduce the amount of Grasslands game receipts going to the Pub Sub and to the Grasslands Developer. As a result of the foregoing, a portion of the excess expenses of the Company that the Company’s parent will be paying in respect of Grasslands may in effect be paid back to the Company’s parent by the Company through the mechanism of the Service Fee, over time and starting only if and when the Grasslands game begins to generate sales receipts. This has been clarified on page 41 of the Amended Submission, which is cross-referred to on pages 3, 30 and 44 of the Amended Submission.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 11 of 16

11.	You state that the service fee will be a fixed percentage of the Pub Sub’s Adjusted Gross Revenue, and is expected to vary between 5% and 20%. Yet the material contracts you filed indicate that in this situation Fig Holdings’ service fee is 0.1%. Please advise or revise.

Response to Comment # 11:

The Company’s intention as to future offerings is to have the service fee be a fixed percentage of the Pub Sub’s Adjusted Gross Revenue, varying between 5% and 20%. In this offering, the service fee is a fixed percentage of the Pub Sub’s Adjusted Gross Revenue, but is outside the future intended range and is 0.1%. The Company has amended its disclosure to state that the service fee is expected to vary between 0.1% and 20% of Adjusted Gross Receipts. See pages 4 and 44 of the Amended Submission.

12.	You state that you may redeem some or all of the Grasslands shares following the seven-year anniversary of the game delivery date (if at such time certain earnings thresholds are not met). Revise your disclosure to state, consistent with your statement on page 28, that in the event the game sees a resurgence of interest, that holders of game shares would not benefit from such sales. In addition, disclose how the redemption value will be determined.

Response to Comment # 12:

The Company has removed this redemption policy from the terms of its Game Shares and has amended its disclosure to reflect this change. The Company intends to revise its Certificate of Designations for Grasslands Game Shares substantially in the form of Exhibit 3.2 to the Amended Submission, to reflect this change, and file a revised exhibit, once the Company has substantially cleared comments with the Staff and is aware of all the issues that may need to be addressed in the revised Certificate of Designations.

The Offering, page 7

13.	We note that the Certificate of Designations of the Grasslands Game Shares Series of Preferred Stock does not contain any mandated dividend payment provisions. It appears that you should revise throughout to state clearly that no dividend payments are mandated pursuant to the certificate and that, unlike traditional preferred stock, unpaid dividends will not accrue for future payment. Additionally, although we note your general references to your “Dividend Policy,” your disclosure should be revised to discuss the specific policies governing dividend payments to holders of Grasslands Game Shares.

Response to Comment # 13:

The Company has revised its dividend policy and has amended its disclosure to reflect its revisions. Please see the Amended Submission at pages 4, 6, 8, 43, 44-46 and 48-49. The Company intends to revise its Certificate of Designations for Grasslands Game Shares substantially in the form of Exhibit 3.2 to the Amended Submission, to reflect this change, and file a revised exhibit, once the Company has substantially cleared comments with the Staff and is aware of all the issues that may need to be addressed in the revised Certificate of Designations.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 12 of 16

14.	Your “Testing the Waters” materials state that Psychonauts 2 is anticipated to be released in the Summer of 2015. It appears that your document should be revised to describe why the video game was not released at that time, and to the extent material, include an explanation for any development delays. Additionally, consider revising your filing to provide information on the development status of the game and any significant milestones accomplished to date.

Response to Comment # 14:

As stated in the Amended Submission at pages 5, 54, 56 and 59, the Grasslands Developer must deliver the finished Grasslands game ready for commercial sale on the committed PC platforms no later than July 31, 2018. The Company acknowledges that, on the Fig.co web page that constituted the portion of the Company’s testing-the-waters material referred to in the comment above, there was an error stating that the Grasslands game was anticipated to be released in the Summer of 2015, when it should have stated the Summer of 2018. The Company believes this to have been an immaterial error, because (i) the error appeared for a single day on the Fig.co web page before being corrected, (ii) the Summer of 2015 had already passed at the time of the testing-the-waters communication and (iii) references to the correct anticipated release date of July 31, 2018 appeared in the Original Submission at pages 7, 56, 57 and 60 (and continue to appear in the Amended Submission at pages 5, 54, 56 and 59) and in the Grasslands License Agreement filed as Exhibit 6.2 to the Original Submission. Nevertheless, the Company has filed a screen shot of the corrected Fig.co web page as corrective testing-the-waters materials in Exhibit 13.2 to the Amended Submission.

15.	You state that the securities will be offered by you and persons associated with you, “in reliance on the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934.” We note that you will also be offering securities pursuant to Rule 506 of Regulation D. Please name the persons who will offer the securities and set forth the basis in which each will meet the safe harbor provisions set out in Rule 3a4-1.

Response to Comment # 15:

The securities being offered hereby will only be offered by us and the following persons associated with us, in reliance on the exemption from registration contained in Rule 3a4-1 of the Exchange Act:

●	Justin Bailey

●	Jonathan Chan

The Company believes the named individuals satisfy the requirements of Rule 3a4-1 of the Exchange Act because they are “associated persons” of the Company who (1) are not subject to any statutory disqualification as defined in Section 3(a)(39); (2) are not to be compensated in connection with their respective participation through commissions or other remuneration based either directly or indirectly on transactions in securities; (3) are not and do not intend to become associated persons of any broker or dealer; and (4) meet all of the conditions of paragraph (a)(4)(ii) of Rule 3a4-1.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 13 of 16

16.	Please explain how you will determine the amount of “[r]evenue received by the Pub Sub from the licensed platforms” and whether that amount is calculated in accordance with GAAP or a formula. Clearly describe how revenue will be earned and recognized.

Response to Comment # 16:

In response to this comment, the Company has amended its disclosure to clarify that cash receipts, rather than “revenue”, will be received by the Pub Sub. See the Amended Submission at pages 1-8, 10-11, 13, 19-22, 33-34, 41-45, 54 and 56.

The Company intends that the parties to the Grasslands License Agreement will enter into a revised version of the Agreement substantially in the form of Exhibit 6.3 to the Amended Submission, that reflects this change, to be filed as a revised exhibit, once the Company has substantially cleared comments with the Staff and is aware of all the issues that may need to be addressed in the revised Agreement.

Risk Factors

“The information that we obtain from a developer …,” page 19

17.	Please revise to remove language disclaiming liability for the disclosure in this offering statement and future amendments. You are responsible for the information you elect to include in your offering statement and investors are entitled to rely upon such information. Please make corresponding changes throughout the document.

Response to Comment # 17:

In response to this comment, the Company has removed this risk factor from its disclosure and, after searching, has found no other similar disclosure requiring revision or removal.

Risks Related to the Game and the Developer, page 30

18.	We note your risk factor disclosure stating that Tim Schaefer, the Chief Executive Officer and founder of the Grasslands Developer is a board member of your parent company. Please tell us why you believe that this risk applies solely to the development of the video game. It also appears necessary to disclose the discrete risks resulting from this relationship in the sections where you discuss risks related to the company and its shares.

Response to Comment # 18:

In response to this comment, the Company has revised its disclosure to add a risk factor discussing Mr. Schafer’s positions under “—Risks Related to the Company” and a similar risk factor under “—Risks Related to the Shares”. See pages 15 and 23 of the Amended Submission.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 14 of 16

The Shares, page 47

19.	You refer throughout to the relationship between the Pub Sub and Double Fine Productions and the corresponding joint venture/revenue sharing agreement. Where you refer to such revenue sharing, revise to state that disbursement of earnings to holders of Grassland Game Shares is not assured. Additionally, please expand your disclosures to discuss with specificity:

●	The restrictions, if any, in place to ensure that the game funding payment is used to pay for game development-related expenses;

●	The verification measures, if any, in place to confirm the amount of revenues generated through the licensing agreements, such as audits by an independent third party;

●	The extent to which Double Fine Productions’ creditors could reach the offering proceeds to satisfy any of Double Fine Productions’ debts;

●	Any recourse you, the Pub Sub or holders of Grasslands Game Shares have against Double Fine Productions in the event that they do not pursue development of the video game; and

●	The implications of Double Fine Productions’ sale of the game or its associated intellectual property, or a sale of the license by the Pub Sub that you disclose on page 26 may be done at any time without the consent of preferred shareholders.

Response to Comment # 19:

In response to this comment the Company has clarified throughout the Amended Submission that there is no assurance that the Grasslands game will generate earnings from which dividends will be paid to holders of Grasslands Game Shares. See the Amended Submission at pages 2, 4, 6, 8, 10, 11, 13-21, 23-31, 34, 35, 37, 42, 44, 47, 48, 49, 54 and 59. In addition, for changes relating to:

●	the first bullet above, please see pages 11, 14, 39, 41 and 56 of the Amended Submission;

●	the second bullet above, please see pages 14, 44 and 56 of the Amended Submission;

●	the third bullet above, please see pages 11, 12, 41 and 56 of the Amended Submission; and

●	the fourth bullet above, please see pages 10, 11, 14, 41 and 56 of the Amended Submission.

In response to the fifth bullet point above, the Company intends to amend its Amended and Restated Certificate of Incorporation to prohibit the sale of any Pub Sub or all or substantially all of any Pub Sub’s assets unless the acquirer directly or indirectly assumes the obligations owed under the associated Game Shares to the holders of such Game Shares and the obligations of the Pub Sub under its license agreement with the associated developer. Please see the Amended Submission at pages 24, 28, 29, 41 and 56. The Company intends to amend its Amended and Restated Certificate of Incorporation, substantially in the form of Exhibit 2.3 to the Amended Submission, to reflect this change, and file a revised exhibit, once the Company has substantially cleared comments with the Staff and is aware of all the issues that may need to be addressed in the revised Certificate of Incorporation.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 15 of 16

Grasslands License Agreement, page 56

20.	You state that the Grasslands Developer is indemnified for claims alleging that the Grasslands Developer violated securities law. Please revise such statement to indicate what the Commission’s position in this regard is with respect to indemnification for liabilities arising under the Securities Act of 1933. For background, refer generally to Item 510 of Regulation S-K.

Response to Comment # 20:

The Company’s disclosure has been amended to clarify that the Grasslands Pub Sub has agreed to indemnify the Grasslands Developer for any claims alleging that the Grasslands Developer has violated securities laws in connection with the Grasslands License Agreement. The Company understands Item 510 of Regulation S-K to address, in the first instance, the Commission’s opinion as to indemnification for liabilities arising under the Securities Act of 1933 extended by a registrant to persons controlling the registrant. For the avoidance of doubt, the Company wishes to state that it does not believe that such a relationship exists between the Company or the Pub Sub, on one hand, and the Grasslands Developer, on the other. In all events, the Company has added what it believes to be an appropriate version of the concept embodied in Item 510 to its disclosure. See page 56 of the Amended Submission.

*     *     *     *     *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

●	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (646) 895-7112 (direct), (212) 370-1300 (reception), or (917) 882-2727 (mobile), or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Justin Bailey, Fig Publishing, Inc.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission March 9, 2016 Page 16 of 16

Exhibit A

As cited in the Response to Comment # 5:

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